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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/15

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Throckmorton St, Suite 1450

(No. and Street)

Fort Worth   TX   76102

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP

(Name – if individual, state last, first, middle name)

2500 Dallas Parkway, Suite 300, Plano, TX 75093

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Tamera Bryant__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Omega Securities Inc__ , as of __December 31__ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MACKENZIE L. WIATREK
Notary Public State Of Texas
My Comm. Exp. 09/11/2017

_Tamera A ___
Signature

CCO
Title

Mackenzie Wiatrek
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OMEGA SECURITIES, INC.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2015

(With Report of Independent Registered
Public Accounting Firm Thereon)

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Omega Securities, Inc.

We have audited the accompanying statement of financial condition of Omega Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Company's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
February 24, 2016



A Worldwide Alliance of Independent
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OMEGA SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:

Cash and cash equivalents	$	179,115
Cash with clearing organizations, restricted		15,211
Accounts Receivable		91,007
Investments		136,592
Total current assets		421,925

PROPERTY AND EQUIPMENT, net		3,801
DEFERRED TAX ASSET		›3,724
Total noncurrent assets		7,525

TOTAL ASSETS	$	429,450

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:

Accounts payable	$	17,300
Accrued liabilities		30,000
Current portion of capital lease obligations		2,735
Total current liabilities		50,035

TOTAL LIABILITIES		50,035

Shareholders' Equity

Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid in capital		30,281
Retained earnings		344,134
Total shareholders' equity		379,415

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	429,450

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2015

REVENUE		
Commissions	$	1,217,447
Interest and dividends		433
Net loss on investments		(1,991)
Total revenue		1,215,889
EXPENSES		
Compensation and benefits - officers		609,442
Compensation and benefits - employees		245,211
Office and equipment rental		65,499
Advertising and marketing		5,529
General operating expenses		255,651
Depreciation		5,139
Interest expense		722
Total expenses		1,187,193
NET GAIN BEFORE INCOME TAX PROVISION		28,696
FEDERAL AND STATE INCOME TAX PROVISION		3,765
NET INCOME	$	24,931

The accompanying notes are an integral part of these financial statements.

3

OMEGA SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

| | Common Stock | | Additional | Retained | Total Shareholders' |
	Shares	Amount	Paid-In Capital	Earnings	Equity
Beginning Balance, January 1, 2015	49,998	$ 5,000	$ 30,281	$ 319,203	$ 354,484
Net income	-	-	-	24,931	24,931
Ending Balance, December 31, 2015	49,998	$ 5,000	$ 30,281	$ 344,134	$ 379,415

The accompanying notes are an integral part of these financial statements.

4

OMEGA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	$	24,931
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		5,139
Interest expense		722
Changes in operating assets and liabilities		
Accounts receivable		1,953
Prepaid expense		865
Accounts payable		9,224
Investments		(6,010)
Deferred tax asset		3,765
Accrued expenses		(4,225)
CASH PROVIDED BY OPERATING ACTIVITIES		36,364

CASH FLOWS FROM INVESTING ACTIVITIES

Cash paid for purchases of property and equipment		(1,182)
CASH USED FOR INVESTING ACTIVITIES		(1,182)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments on capital lease obligations		(4,854)
CASH USED FOR FINANCING ACTIVITIES		(4,854)
NET INCREASE IN CASH		30,328
CASH AT BEGINNING OF YEAR		163,998
CASH AT END OF YEAR	$	194,326

SUPPLEMENTAL INFORMATION:

CASH PAID FOR INTEREST	$	722

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Omega Securities, Inc. (the "Company") was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2015, cash and cash equivalents included cash in bank accounts and amounts held with clearing organization.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing brokers.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

2. SIGNIFICANT ACCOUNTING POLICIES, Continued

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from five to seven years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements. Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Shareholders' Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2015, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income* Taxes, "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. ASC 740-10 also establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization in the financial statements. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2015, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. Federal returns for tax years 2012-2015 remain open to examination as of the balance sheet date. The state return statute of limitations differs from state to state; however, generally, tax years 2011-2015 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash maintained in banks, accounts receivable and investments in mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. At December 31, 2015, cash was within federally insured limits. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

2. SIGNIFICANT ACCOUNTING POLICIES, Continued

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the note obligation also approximates its carrying value because the terms of the note are comparable to similar lending arrangements in the marketplace. At December 31, 2015, with the exception of the investment addressed in Note 3, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising and marketing costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2015 were $5,529.

3. INVESTMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

3. INVESTMENTS, Continued

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

           If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Investments in mutual funds: and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net losses approximating $1,991 on securities held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

OMEGA SECURITIES, INC.
Notes to Financial Statements
December 31, 2015

3. INVESTMENTS, Continued

Investments in mutual funds at December 31, 2015 consisted of the following:

	Cost	Fair Market Value
Short-Term Bond Fund of America	$ 140,934	$ 136,592

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Furniture and fixtures	$	11,119
Leasehold improvements		25,676
Office equipment		41,902
		78,697
Accumulated depreciation		(74,896)
Property and equipment, net	$	3,801

Depreciation expense for the year ended December 31, 2015 was $5,139.

5. COMMITMENTS AND CONTINGENCIES

During the year, the Company was a party to a non-cancelable operating lease for general office space and office equipment. The Company opted not to renew their office lease agreement in 2016. The Company currently utilizes space with the offices of a related party, Omega Wealth Partners ("OWP"). Effective February 1, 2016, the Company will pay rent on a month to month basis to OWP through an expense sharing arrangement.

The aggregate amount of rental expenses for the year ending December 31, 2015 was $65,499.

The Company's obligations under lease agreements subsequent to December 31, 2015 are as follows:

Years ending December 31,	Annual lease payments
2016	$ 16,753
2017	8,922
2018	7,254
2019	593
Total	$ 33,522

6. CAPITAL LEASE OBLIGATION

The Company has office equipment that meets the criteria for capital lease treatment. Capital lease assets of $16,386 are included in property and equipment on the balance sheet. Accumulated depreciation of the leased equipment as of December 31, 2015 was $13,294.

Years ending December 31, 2016	Annual lease payments
Total obligation	$ 2,832
Less: amount attributable to interest	(97)
Net current obligation under capital lease	$ 2,735

7. RELATED PARTY

The Company shares office space, personnel and other general expenses with a business owned and operated by the officers of the Company. The related business reimbursed the Company $30,000 per month to cover their allocation of expenses through October 31, 2015. On November 1, 2015 the Company reduced the related business reimbursement to $15,000 per month on a go forward basis. During the year ended December 31, 2015, the Company received payments totaling $330,000 in expense reimbursements from the related party. The expense reimbursements are recorded as a reduction in compensation and general operating expenses on the accompanying financial statements.

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision for income tax expense in the accompanying statement of operations consists of the following:

Current income tax benefit	$	-
Deferred income tax benefit		3,765
Net income tax provision	$	3,765

The Company has available a net operating loss carry forward of $33,895 available through years 2030-2033, if not utilized sooner.

8. FEDERAL INCOME TAXES, Continued

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has recorded a valuation allowance of 75% for all non-current, deferred tax assets at December 31, 2015.

For the year ended December 31, 2015, the components of deferred tax assets and deferred tax liabilities are as follows:

Non-current deferred tax assets		
Depreciation	$	3,373
Federal net operating loss carryforward		11,524
Total non-current deferred tax assets		14,897
Less valuation allowance		(11,173)
Net non-current deferred tax asset	$	3,724

9. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2015, employees were able to contribute up to $24,000 based on the employee's age. The Company contributes 100% of employee deferrals up to the first 3% of the employees' eligible compensation and 50% of the deferral on the next 2% of eligible compensation. Company contributions for the year ended totaled $30,000 and are included as a component of accrued liabilities on the accompanying financials.

10. POSSESSION OR CONTROL REQUIREMENT

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2015.

12. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2015, the balance sheet date, through February 23, 2016, the date the financial statements were issued and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2015.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2015

Net Capital Computation

Total partners' capital	$	379,415
Non-allowable assets:		
12b-1 fees receivable, not offset by related payable and other receivables		(88,250)
Property and equipment		(3,801)
Other securities		(3,724)
Total non-allowable assets		(95,775)
Haircuts on securities		(14,475)
Total changes in partners' capital		(110,250)
Net allowable capital	$	269,165

Computation of Basic Net Capital Requirement

Minimum net capital required	$	3,336
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	219,165

Computation of Aggregate Indebtedness

Total Liabilities	$	50,035
Total aggregate indebtedness	$	50,035
Percentage of aggregate indebtedness to allowable net capital		19%

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	264,524
Net Company audit adjustments and rounding		4,641
Adjusted net allowable capital, per audited financial statements	$	269,165

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through Hilltop Securities, Inc.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2015	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2015	$	-

OMEGA SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2015

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Omega Securities, Inc.'s Exemption Report, in which (1) Omega Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Omega Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
February 24, 2016

2500 Dallas Parkway, Suite 300
Plano, Texas 75093

300 Throckmorton Street, Suite 520
Fort Worth, Texas 76102

600 Congress Avenue, Suite 300
Austin, Texas 78701



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OMEGA

Omega Securities Inc.'s Exemption Report

Omega Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Omega Securities, Inc.

I, **Tamera Bryant**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer

January 12, 2016

300 Throckmorton Street, Suite 1450 · Fort Worth, TX 76102 · 817-335-5739 · 800-999-5739 · Fax 817-336-4326

Omega Wealth Partners, Inc., Registered Investment Advisor · Omega Securities, Inc., Member FINRA/SIPC
All securities are offered through Omega Securities, Inc., Member FINRA and SIPC. Omega Wealth Partners, Inc. is a registered investment advisor.

OMEGA SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON
PROCEDURE REPORT

For the Year Ended December 31, 2015

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Omega Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Omega Securities, Inc. (the "Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 and SIPC-6 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2015) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details, quarterly focus and SSOI reports), noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details, quarterly focus and SSOI reports), supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the form SIPC-7 on which it was originally completed, noting no difference

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
February 24, 2016



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
20*20*******2771*****************MIXED AADC 220
020225   FINRA   DEC
OMEGA SECURITIES INC
300 THROCKMORTON ST STE 1450
FORT WORTH TX 76102-2921
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) .... $ __1__

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (__150__)

   _____
   Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ _____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) · $ ___-0-___

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Omega Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the __1__ day of __27__ . 20 __16__.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

1

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *1215889*

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.   *1991*

   Total additions   *1991*

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   *1217014*

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *357*

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions   *(1217371)*

2d. SIPC Net Operating Revenues $ *509*

2e. General Assessment @ .0025 $ *1*

(to page 1, line 2.A.)

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